As filed with the Securities and Exchange Commission on October 2_, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

Michael Nguyen

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

September 21, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $6,825.52	Filing Party: KKR Real Estate Select Trust Inc.
Form or Registration No.: Schedule TO	Date Filed: September 21, 2022

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 21, 2022 by KKR Real Estate Select Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,338,247 of its outstanding shares of common stock (including Class I shares of common stock, Class D shares of common stock, Class S shares of common stock and Class U shares of common stock, the “Shares”), at a price equal to the net asset value per Share as of October 20, 2022 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal. As described in the Offer to Purchase, the Fund reserved the right to purchase outstanding Shares representing up to 5.0% of the aggregate net asset value of the Fund’s outstanding Shares without amending or extending the offer.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., New York City time, on October 20, 2022.

2.	625,430 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Shares were repurchased at a price of $31.37 per Share on October 20, 2022.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
	Name:	Lori Hoffman
	Title:	Chief Legal Officer and Secretary

Dated: October 24, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*

(a)(1)(ii)	Offer to Purchase*

(a)(1)(iii)	Forms of Letter of Transmittal*

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender*

(b)	Filing Fee Table*

*	Previously filed with Schedule TO-I on September 21, 2022.